December 11, 2009

Via EDGAR

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549

RE:	WITHDRAWAL OF FORM 485APOS FILING
REGISTRANT FILE NOS. 2-148082 AND 811-22154

Dear Ms. Cole:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933, as amended, (the “1933 Act”) to withdraw a filing made under Rule 485(a) of the 1933 Act by Grail Advisors ETF Trust (“Registrant”).  Registrant hereby requests withdrawal of Post-Effective Amendment No. 4 to its Registration Statement filed with the Securities and Exchange Commission on October 7, 2009 (Accession No. 0001104659-09-058075) concerning the RP Short Duration Fund (“Fund”) as the Fund is not going forward at this time.  No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions regarding this request, please contact Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Yours truly,

/s/ William M. Thomas
William M. Thomas
President